News Release 19-07

April 10, 2019

SSR MINING REPORTS FIRST QUARTER 2019 PRODUCTION RESULTS

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) reports first quarter 2019 operating results at our three mines.

First Quarter 2019 Operating Highlights

▪	Achieved strong consolidated production: Produced over 112,000 gold equivalent ounces in the first quarter of 2019.

▪	Record quarterly gold production at Seabee: Produced 31,183 ounces of gold due to higher mill throughput and timing of gold pours, representing a quarter-on-quarter increase of 52%.

▪	Solid operating performance at Marigold: Mined 17.3 million tonnes of material while gold production remained strong at 53,151 ounces.

▪
Silver production doubled at Puna Operations: Produced 2.4 million ounces of silver, double the silver production in the fourth quarter of 2018, with lead and zinc production of 6.8 million pounds and 1.6 million pounds, respectively. Ramp up at the Chinchillas mine was substantially completed during the quarter.

Paul Benson, President and CEO said, “It is pleasing to have a good start to the year with a near-record consolidated gold equivalent production of over 112,000 ounces, highlighted by quarterly record gold production at Seabee, where we continue to achieve higher mill throughput rates. The Chinchillas project was substantially completed during the quarter, setting us up for steady state production at Puna Operations. With all three operations performing well, we are positioned to achieve record production in 2019.”

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

Marigold Mine, U.S.

		Q1 2019	Q4 2018	% Change (1)
Total material mined	kt	17,295	17,039	1.5%
Waste removed	kt	11,767	11,361	3.6%
Ore to leach pad	kt	5,528	5,679	(2.7)%
Strip ratio	w/o	2.1	2.0	5.0%
Gold grade to leach pad	g/t	0.34	0.34	0.0%
Gold recovery	%	73.0%	72.9%	0.1%
Gold produced	oz	53,151	54,306	(2.1)%
Gold sold	oz	55,517	50,550	9.8%

Notes:

(1)	Percent changes are calculated using rounded numbers presented in the table.

In the first quarter of 2019, the Marigold mine produced 53,151 ounces of gold, a 2% decline from the fourth quarter mainly due to weather conditions during the period. Gold sales totaled 55,517 ounces, 10% higher than the previous quarter as we sold bullion inventory accumulated in the fourth quarter of 2018.

During the quarter, 17.3 million tonnes of material were mined, a 2% increase compared to the fourth quarter of 2018, as we commenced mining the next phase of the Mackay pit, which resulted in shorter haul distances and offset the weather events early in the quarter.

Approximately 5.5 million tonnes of ore were delivered to the heap leach pads at a grade of 0.34 g/t gold. This compares to 5.7 million tonnes of ore delivered to the heap leach pads at a grade of 0.34 g/t gold in the fourth quarter of 2018. The strip ratio was 2.1:1 for the quarter.

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Seabee Gold Operation, Canada

		Q1 2019	Q4 2018	% Change (1)
Total ore milled	t	90,756	86,447	5.0%
Ore milled per day	t/day	1,008	940	7.2%
Gold mill feed grade	g/t	8.59	10.20	(15.8)%
Gold recovery	%	97.2%	97.6%	(0.4)%
Gold produced	oz	31,183	20,473	52.3%
Gold sold	oz	27,999	21,711	29.0%

Notes:

(1)	Percent changes are calculated using rounded numbers presented in the table.

Seabee Gold Operation produced a record 31,183 ounces of gold in the first quarter of 2019, largely due to timing of gold pours at year-end and aided by increased mill throughput rate. Gold sales totaled 27,999 ounces for the first quarter, 29% higher than the fourth quarter of 2018.

The mill achieved an average throughput of 1,008 tonnes per day over the first quarter, a 7% increase compared to the previous quarter, and 1,079 tonnes per day for the month of March, both reflecting a higher mining rate at the Santoy mine. Gold mill feed grade was 8.59 g/t, in line with plan. Gold recovery remained consistent at 97.2%.

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Puna Operations, Argentina (1)

		Q1 2019	Q4 2018	% Change (2)
Total material mined	kt	2,618	897 (3)	n/a
Waste removed	kt	2,469	696 (3)	n/a
Ore mined	kt	150	201 (3)	n/a
Strip ratio	w/o	16.5	3.5 (3)	n/a
Ore milled	kt	345	342	0.9%
Silver mill feed grade	g/t	235	133	76.7%
Zinc mill feed grade	%	0.46%	1.14%	(59.6)%
Lead mill feed grade	%	1.07%	0.92%	16.3%
Silver recovery	%	91.7%	81.5%	12.5%
Zinc recovery	%	47.3%	49.5%	(4.4)%
Lead recovery	%	83.6%	83.1%	0.6%
Silver produced	koz	2,392	1,189	101.2%
Silver sold	koz	927	932	(0.5)%
Zinc produced (4)	klb	1,640	4,014	(59.1)%
Zinc sold (4)	klb	3,218	1,983	62.3%
Lead produced (5)	klb	6,789	2,735	148.2%
Lead sold (5)	klb	2,977	1,059	181.1%

Notes:

(1)	Figures are on 100% basis.

(2)	Percent changes are calculated using rounded numbers presented in the table.

(3)	Data is for the period subsequent to December 1, 2018, the date upon which commercial production was declared at the Chinchillas mine.

(4)	Data for zinc production and sales relate only to zinc in zinc concentrate.

(5)	Data for lead production and sales relate only to lead in lead concentrate.

The Chinchillas mine ramp up was substantially completed during the first quarter of 2019. Total material mined from the Chinchillas open pit increased significantly compared to the previous quarter as commercial production was achieved on December 1, 2018. The strip ratio during the first quarter was 16.5:1 due to commencing a new pushback at the Chinchillas pit as planned.

Silver production was 2.4 million ounces for the quarter, an increase of 101% relative to the fourth quarter of 2018, mainly due to higher silver mill feed grade and silver recovery, as ore was sourced exclusively from the Chinchillas mine. Silver sales totaled 0.9 million ounces as concentrate shipments commenced later in the quarter. On an attributable basis, silver production and sales for the first quarter totaled 1.8 million ounces and 0.7 million ounces, respectively.

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During the first quarter, ore was milled at an average of 3,830 tonnes per day, a 3% increase compared to ore milled in the previous quarter, mainly due to improvements in mill flotation pumping. Processed ore in the first quarter of 2019 contained an average silver grade of 235 g/t, a 77% increase compared to the fourth quarter of 2018, due to solely processing higher grade Chinchillas ore. Metallurgical recoveries of silver, lead and zinc are expected to be variable until we achieve steady state production. The new tailings pump system at the Pirquitas plant was completed during the quarter.

Qualified Persons

The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by James Frost, P.E., a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and Technical Services Superintendent at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., a qualified person under NI 43-101 and General Manager at the Seabee Gold Operation. The scientific and technical data contained in this news release relating to Puna Operations has been reviewed and approved by Bruce Butcher, P.Eng., a qualified person under NI 43-101 and our Director, Mine Planning.

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

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Cautionary Note Regarding Forward-Looking Statements

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This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; the prices of gold, silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production at the Marigold mine, the Seabee Gold Operation and Puna Operations; timing of our exploration and development programs; timing for completion of the ramp up and achievement of steady state production at the Chinchillas mine; achieving record production in 2019; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our ability to achieve our production guidance; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrates and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and Puna credits balance and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; fully realizing the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral

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properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; risks normally associated with the conduct of joint ventures; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; information systems security threats; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things: our ability to carry on our exploration and development activities; our ability to meet our obligations under our property agreements; the timing and results of drilling programs; the discovery of Mineral Resources and Mineral Reserves on our mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects; the price of the minerals we produce; the costs of operating and exploration expenditures; our ability to operate in a safe, efficient and effective manner; our ability to obtain financing as and when required and on reasonable terms; our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations; dilution and mining recovery assumptions; assumptions regarding stockpiles; the success of mining, processing, exploration and development activities; the accuracy of geological, mining and metallurgical estimates; no significant unanticipated operational or technical difficulties; maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations; no significant events or changes relating to regulatory, environmental, health and safety matters; certain tax matters; and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

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